House of BODS Fitness, Inc.

December 3, 2014

RODRIGUEZ & ASSOCIATES

Raúl N. Rodriguez, Esq.

Kelsey Lantz, Paralegal

1011 Pennsylvania St., Unit B

Denver, Colorado  80203

Telephone: (303) 861-1797	Facsimile: (303) 861-1995
Web Address: www.rnrodriguez.com	E-mail Address: raul@rnrodriguez.com

December 3, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F St., NE

Washington, DC  20549

Attention:  Susan Block or Tonya K. Aldave

Re:

House of BODS Fitness, Inc.

Registration Statement on Form S-1

Filed October 7, 2014

File No. 333-190667

Ladies/ Gentlemen:

In connection with the House of BODS Fitness, Inc. (the “Company”, “we”, “our”) Registration Statement on Form S-1, the Company submits the following response to your Comment Letter dated October 23, 2014.

To facilitate your review of this response to your Comment Letter, the Company will respond to each of the numbered Comments set forth in your letter dated October 23, 2014.  The Company is enclosing a lined copy of the Registration Statement on Form S-1 on which the Company has made changes pursuant to your Comment Letter and each change is noted by the corresponding Comment it addresses.

The Company will comply with the reporting requirements of the Exchange Act of 1934, as amended.  The Company is submitting a substantive and fully responsive amendment to the Commission’s letter dated October 23, 2014.

Cover Page

Comment No. 1:

1.

We note your response to our prior comment 3. Please indicate on the cover page that this is a best efforts offering, for the shares offered by the Company. Refer to Item 501(b)(8) of Regulation S-K.

Response to Comment No. 1:

The Company has indicated on the cover page that this is a best efforts offering for the shares offered by the Company. In addition, we have further clarified that there is no guarantee that the Company will be successful in selling all of the Shares in this Offering. The language is as follows:

The Shares being offered by the Company will be sold on a best-efforts basis at a fixed price of $.15 per share for the duration of the offering. This Best Efforts Offering of the Shares will terminate 180 days from the effective date of this Prospectus, although we may close the Offering on any date prior to the 180 days if the Offering is fully subscribed. The Company, in its sole discretion, may elect to extend the Offering for an additional 30 days. There is no guarantee that the Company will be successful in selling all of the Shares in this Offering.

House of BODS Fitness, Inc.

December 3, 2014

Prospectus Summary, page 6

House of BODS Fitness, Inc., page 6

Comment No. 2:

2.

Refer to prior comment 11. Please further clarify your disclosure so potential investors can link your estimated post offering monthly burn rate with the aggregate of the amounts disclosed as cost of being a public company on page 18, use of proceeds on page 20, your plan of operation on page 36, and increased general and administrative expenses on page 38.

Response to Comment No. 2:

The Company has further clarified our disclosure so potential investors can link our estimated post offering monthly burn rate with the aggregate of the amounts disclosed as increased costs of being a public company, use of proceeds, our plan of operation, and increased general and administrative expenses. The following language has been added to the paragraph which discusses the monthly burn rate on page 7:

The Company's monthly "burn rate" pre-offering has currently been $1,000-$3,000 and the average post-offering burn rate is contemplated to be $20,000 to $25,000 monthly. The post-offering general operating monthly burn rate will increase as the Company begins to implement our proposed business plan. Initially, the burn rate will include the increased legal and accounting costs associated with becoming a public company, consulting fees, rent, travel, advertising, office expense, postage, printing, repairs and maintenance, taxes, license, telephone, and utilities. Depending upon the monies raised in this Offering, the Company also expects to spend an additional $21,000 to $83,000 per month to implement our Use of Proceeds as described on page 20.

Business, page 30

Comment No. 3:

3.

We note your response to our prior comment 23 and reissue in part. For each product or initiative discussed in this section, please discuss the need for any additional financing. If additional financing may not be available, please clarify that. This applies to any included discussion of future plans or products, such as the mention of opening additional dance studios, producing a DVD or series of DVDs, web based sales, as well as to what types of products you may offer, and for your hope to add paid subscription services. If you are not able to expand upon the disclosure in this regard, please either delete the reference to these products or clearly state that you currently have no plans or funds in regard to certain products.

Response to Comment No. 3:

The Company has revised the business section to include a discussion surrounding the need for any additional financing for each initiative in the section and has clarified that additional financing may not be available.

Material Agreements, page 33

Comment No. 4:

4.

Please briefly describe the material terms of the agreement with Rank Executives. In addition, please file a copy of the executed agreement as Exhibit 10.5.

House of BODS Fitness, Inc.

December 3, 2014

Response to Comment No. 4:

The Company has briefly described the material terms of the agreement with Rank Executives as such: The scope of work includes website development and blog installation for approximately $4,000, integrating e-commerce functionality for approximately $1,500, and graphic and logo customization work for approximately $1,500. The work was expected to be completed on or about October 31, 2014, however, by mutual agreement between the parties, the contract has been orally extended through December 15, 2014. In addition, we have filed a copy of the executed agreement as Exhibit 10.5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

(a) Plan of Operation, page 36

Comment No. 5:

5.

We note your response to our prior comment 26 and reissue in part. In the discussion of each of your planned activities, include associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding. This should correspond with the disclosure to be found under “Use of Proceeds” on page 20.

Response to Comment No. 5:

The Company has revised our Plan of Operation to include associated costs with each proposed step so that an investor can get a clearer understanding.

Part II

Signatures, page II-8

Comment No. 6:

6.

We note your response to our prior comment 35 and reissue. We note that you added a signature by “principal accounting controller.” Please revise your signature page to have your “principal accounting officer” or “controller” sign the registration statement in his or her individual capacity. Refer to Form S-1, Instruction 1 to Signatures.

Response to Comment No. 6:

The Company has revised our signature page to include a signature from Mr. James Beshara, Controller.

Exhibit 23.1

Comment No. 7:

7.

Provide a currently dated consent from the independent registered public accountant in the next amendment of this filing.

Response to Comment No. 7:

The Company has provided a currently dated consent from our independent registered public accountant as Exhibit 23.1.

Yours very truly,

/s/ Raul N. Rodriguez, Esq.

Raul N. Rodriguez, Esq.